VIA EDGAR	January 29, 2014

Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	LM Ericsson Telephone Company

Form 20-F for Fiscal Year Ended December 31, 2012

Filed April 8, 2013

Amendment No. 1 to Form 20-F for Fiscal Year Ended December 31, 2012

Filed June 27, 2013

File No. 0-12033

Dear Ms. Blye,

On behalf of Telefonaktiebolaget LM Ericsson (“Ericsson” or the “Company” or “we”), we hereby provide the following responses to the comments contained in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Ericsson, dated December 11, 2013. For ease of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein.

1.	You disclose on page 173 of the 20-F and elsewhere that you have sales in Latin America, Africa and the Middle East, regions that include Cuba, Sudan and Syria. In your letter to us dated September 29, 2010, you described your activities in Cuba, Sudan and Syria. Documents on your website referring to your invoicing requirements list your addresses in Sudan and Syria.

Telefonaktiebolaget LM Ericsson (publ)

Postal address:	Tel: +46 10 719 00 00	VAT: SE556016068001	Visit address:

SE-164 83 Stockholm, Sweden	Fax: +46 10 719 95 27	Reg no: 556016-0680	Torshamnsgatan 21, Kista

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Additionally. We are aware of an article published in July 2012 stating that you have sales, and around 45 locally employed staff, in Syria.

As you know, Cuba, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current and anticipated contacts with those countries, whether through subsidiaries, affiliates, joint venture partners or other direct or indirect arrangements, since your letter to us dated September 29, 2010. Your response should describe any services, equipment, products, information or technology you have provided to or received from Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you to have had with the governments of those countries or entities controlled by their governments.

We confirm that Ericsson currently has operations associated with Cuba, Syria and Sudan. These operations principally involve the sale of telecommunications infrastructure related products and services.

Due to its operations in these countries and as a result of the presence of staff there, Ericsson has contact with its local customers and retains certain local suppliers and service providers. In addition, Ericsson has other dealings incidental to its local activities, such as making payments for taxes, salaries, rents, utilities and office and similar supplies. As a result, Ericsson has contact with companies that may be owned or controlled by the government of the said countries. While we seek to obtain information regarding the ownership of our customers and other counterparties, it is sometimes difficult to determine ownership and control with certainty, particularly with respect to determining whether an entity engaged in commercial activities is owned or controlled by the government.

The following paragraphs provide further details regarding Ericsson’s operations in each of the relevant countries. While we are still in the process of preparing our financial and other disclosures for the year ended December 31, 2013, we do not expect that information for 2013 will differ materially from prior years in relation to the relative contributions from activities in these countries to our consolidated financial condition or results of operations.

Cuba

Since the early 1990’s, Ericsson has provided telecommunications infrastructure related products and services in Cuba, including installation and support services. In 2010, Ericsson AB, a company organized under Swedish law, established a local branch office in Cuba. The local work force of the branch office currently includes approximately 10 persons.

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Ericsson currently has contracts with ETECSA, the Cuban state-owned telecommunications operator, to provide telecommunications infrastructure related products and services, including installation and support services. Ericsson’s sales in Cuba were US$7.4 million in 2010, US$9.9 million in 2011 and US$12.9 million in 2012. Aggregate revenues derived from operations in Cuba were 0.03%, 0.03% and 0.04% of Ericsson’s total revenues for the years 2010, 2011 and 2012, respectively.

Ericsson’s fixed assets in Cuba were less than US$0.1 million as of each of December 31 2010, 2011 and 2012. Such assets consisted primarily of office equipment and motor vehicles. Trade receivables and customer financing arrangements in Cuba amounted to US$7.6 million, US$9.0 million and US$7.8 million as of December 31, 2010, 2011 and 2012, respectively.

Due to our local presence, we maintain banking relationships in Cuba in the ordinary course of business. Ericsson maintains accounts with the state-owned bank Banco Metropolitano in Cuba for local operations of its Cuban branch office. Ericsson’s customers and suppliers may also maintain banking relationships with government-controlled banks. As a result, Ericsson may make or receive payments that may involve such banks.

Ericsson anticipates continuing to sell telecommunications infrastructure related products and services in Cuba and does not anticipate to materially increase the level of its investment in assets in Cuba in the future.

Sudan

The Republic of South Sudan became an independent state on July 9, 2011 and since that date it has not been subject to Sudanese Sanctions Regulations, while North Sudan did remain subject to the sanctions. Accordingly, our response does not include South Sudan from and after that date.

Ericsson commenced operations in Sudan through the establishment of a local branch of Ericsson AB in 2002. The local work force of the branch office currently includes approximately 200 persons.

Ericsson currently has contracts with Zain Sudan, MTN Sudan and Network of the World Ltd (“Vivacell”, now located in South Sudan), which to our knowledge are privately held companies, to provide telecommunications infrastructure related products and services, including installation and support services. Ericsson’s sales in Sudan were US$198.5 million in 2010, US$195.1 million in 2011 and US$126.9 million in 2012. Aggregate revenues derived from operations in Sudan were 0.70%, 0.56% and 0.37% of Ericsson’s total revenues for the years 2010, 2011 and 2012, respectively.

Ericsson’s fixed assets in Sudan were less than US$0.1 million, US$0.1 million and US$0.3 million as of December 31, 2010, 2011 and 2012, respectively. Such assets consisted primarily of office equipment and motor vehicles. Trade receivables and customer financing arrangements in Sudan amounted to US$150.8 million, US$181.4 million and US$190.6 million as of December 31, 2010, 2011 and 2012, respectively.

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Due to our local presence, we maintain banking relationships in Sudan in the ordinary course of business. Ericsson maintains accounts with Export Development Bank and Islamic Cooperative Development Bank for local operations of the Sudanese branch office of Ericsson AB. Ericsson’s customers and suppliers may also maintain banking relationships with government-controlled banks. As a result, Ericsson may make or receive payments that may involve such banks.

Ericsson anticipates continuing to sell telecommunications infrastructure related products and services in Sudan and does not anticipate to materially increase the level of its investment in assets in Sudan in the future.

Syria

Ericsson established a local branch office in Syria in 1996. The local work force of the branch office currently includes approximately 15 persons.

Ericsson currently has contracts with the state-owned telecommunications operator Syrian Telecom Establishment (“STE”) and with the privately-held (to our knowledge) telecommunications operator MTN Syria JSC (“MTN”) to provide telecommunications infrastructure related products and services, including installation and support services. Up until 2011 Ericsson also had a customer relationship with Syriatel Mobile Telecom SA (“Syriatel”). Ericsson’s sales in Syria were US$60.7 million in 2010, US$68.8 million in 2011, and US$6.1 million in 2012. Aggregate revenues derived from operations in Syria were 0.21%, 0.20%, and 0.02% of Ericsson’s total revenues for the years 2010, 2011 and 2012, respectively.

Ericsson’s fixed assets in Syria were less than US$0.1 million, US$0.5 million and US$0.1 million as of December 31, 2010, 2011 and 2012, respectively. Such assets consisted primarily of office equipment and motor vehicles. Trade receivables in Syria amounted to US$47.8 million, US$30.9 million and US$28.6 million as of December 31, 2010, 2011 and 2012, respectively.

Due to our local presence, we maintain banking relationships in Syria in the ordinary course of business. Ericsson maintains accounts with the state-owned bank Commercial Bank of Syria but no longer uses this bank for its local transactions. During 2010 and 2011 Ericsson also maintained accounts with the state-owned bank Real Estate Bank of Syria and used the services of this bank for local operations of the Syrian branch office. Ericsson’s customers and suppliers may also maintain banking relationships with government-controlled banks. As a result, Ericsson may make or receive payments that may involve such banks.

In some instances, we have had to arrange performance bonds or similar financial guarantees to secure our performance of obligations under the commercial agreements we have entered into relating to our business in Syria. In such instances, we usually engage our banks outside Syria, which in turn engage local banks in the country. These local banks include the state-owned bank Commercial Bank of Syria.

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Ericsson anticipates continuing to sell telecommunications infrastructure related products and services in Syria and does not anticipate to materially increase the level of its investment in assets in Syria in the future.

2.	Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’ reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

Whether considered individually or in the aggregate, Ericsson’s operations in Cuba, Syria and Sudan are not considered to be quantitatively material. In order for an omitted fact to be viewed as material, “there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.” TSC Industries v. Northway, Inc. 426 U.S.438, 449 (1976). In this instance, the revenues recorded from sales to customers in Cuba, Syria and Sudan and the investments and assets relating to these operations have not historically been, are not and are expected to continue not to be material to the Company’s financial condition, results of operations and cash flows.

The aggregate revenues derived from operations in Cuba equaled approximately 0.03%, 0.03% and 0.04 % of Ericsson’s total revenues for 2010, 2011 and 2012, respectively. The aggregate revenues derived from operations in Syria equaled approximately 0.21%, 0,20% and 0.02% of Ericsson’s total revenues for 2010, 2011 and 2012, respectively. The aggregate revenues derived from operations in Sudan equaled approximately 0.70%, 0.56% and 0.37% of Ericsson’s total revenues for 2010, 2011 and 2012, respectively. The assets relating to these operations are not considered material. Ericsson therefore believes that quantitative disclosures relating to its operations in Cuba, Syria and Sudan would not significantly alter the “total mix” of information available to the marketplace regarding its business operations.

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Ericsson understands that it might still be required to make additional disclosures if there were qualitative factors that demonstrated that its operations in Cuba, Syria and Sudan were material. The Staff Accounting Bulletin No. 99 requires an analysis of all of the circumstances surrounding Ericsson’s operations in these countries before a final determination may be made regarding their materiality. After conducting this analysis, Ericsson believes that its activities in Cuba, Syria and Sudan are consistent with those activities that the Company carries out in the ordinary course of its business with customers in more than 180 countries. Ericsson’s customers in Cuba, Syria and Sudan are recognized telecommunications operators providing telecommunications services to the general public. Ericsson’s revenues are derived solely from sales of telecommunications equipment and services related thereto. Ericsson believes that the equipment and services that Ericsson has provided to Cuba, Syria and Sudan are intended for non-military applications. In addition, Ericsson has never disclosed to the market that sales in these countries, whether considered individually or in the aggregate, would be particularly important in the future. In general, disclosure of sales figures on a country basis is made only for the largest countries which would not include any of the relevant countries. Finally, Ericsson does not have any production facilities in any of these countries. As a result, adverse developments in these countries could not result in significant disruptions to the Company’s overall business, results of operations or financial position. These circumstances suggest that there is nothing significant regarding Ericsson’s operations in Cuba, Syria and Sudan that would require disclosure in Ericsson’s filings with the Commission.

Ericsson does not believe that its operations in these countries constitute a material investment risk for its security holders. Ericsson maintains that it has disclosed the material risks to the Company and its shareholders within the risk factors section of the Company’s annual report on Form 20-F. Ericsson currently has in place a thorough COSO-based enterprise risk management process. This enterprise risk management process involves the review of not only various financial and reputational risks, but also a broad range of other risks.

Ericsson is attentive to the obligations that Swedish, European Union and U.S. law place on its operations in respect of sanctions, export control and other areas of law. Ericsson has a Trade Compliance Organization with approximately 80 employees, a number of which exclusively manage compliance with U.S. export regulations, including OFAC regulations. Ericsson therefore does not consider the legal requirements associated with its operations in Cuba, Syria and Sudan to present a risk that calls for additional disclosure. Ericsson’s exports from the European Union are performed under export licenses from the Swedish Agency for Non-Proliferation and Export Controls.

During the last several years, Ericsson’s Sales Compliance Board has been strengthened to improve internal governance of human rights issues in the sales processes. The Sales Compliance Board, headed by the Head of Sales & Marketing, has broad Company representation, including Legal Affairs, Trade Compliance, Government & Industry Relations, Sales & Marketing, Communications, Business Units and Sustainability & Corporate Responsibility. The Sales Compliance Board provides a forum on a range of issues affecting policies and sales decisions for products and markets, such as human rights, corruption and sanctions.

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Ericsson is confident that its corporate activities in Cuba, Syria and Sudan do not have a material effect on Ericsson’s reputation. Ericsson believes that the provision of telecommunications equipment and services facilitates the free flow of information and therefore is in furtherance of the development of welfare, health and democracy in any country. Accordingly, there is no reason to believe that Ericsson’s operations would be viewed as conveying support to any political agenda or regime in any of these countries. On this basis, Ericsson believes that its operations in Cuba, Syria and Sudan do not present a material risk to the reputation of the Company.

Ericsson acknowledges and respects that certain states and universities have proposed or adopted policies that restrict investment in companies that have operations in Cuba, Syria, Sudan and other countries. Based on the facts described above, Ericsson respectfully submits that no disclosure regarding these activities is necessary or appropriate at this time. Ericsson believes that on the basis of the established materiality definition under U.S. securities laws, it has disclosure obligations towards the “reasonable investor” and not towards any particular investor based on such investor’s geopolitical outlook or other special interests. While certain of Ericsson’s investors may disapprove of its operations in Cuba, Syria and Sudan, still others may disapprove of its operations in other countries that they view as undemocratic, and yet still others may disapprove of its operations in countries whose political regimes they dislike for other personal reasons.

As discussed above, Ericsson does not consider its operations in Cuba, Syria and Sudan to be material from a quantitative, qualitative, investment risk and reputational perspectives. Thus, Ericsson respectfully submits that it has fulfilled its disclosure obligations.

Ericsson will continue to monitor its operations in Cuba, Syria and Sudan. Ericsson will also monitor geopolitical events and changes in law. If Ericsson’s operations in Cuba, Syria and Sudan ever become material to its financial condition, results of operation or cash flows or due to some other qualitative factor, Ericsson will make the necessary disclosures in its annual report on Form 20-F and wherever else necessary.

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Ericsson acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this letter responds to the issues raised in your comment letter. If you have additional questions, please do not hesitate to contact us.

Sincerely yours,

TELEFONAKTIEBOLAGET LM ERICSSON

/s/ Jan Frykhammar
Jan Frykhammar
Executive Vice President,
Chief Financial Officer and Head of Group Function Finance

cc:	Nina Macpherson

    Telefonaktiebolaget LM Ericsson

Rhett Brandon

    Simpson Thacher & Bartlett LLP

Daniel Leslie

Larry Spirgel

    Division of Corporation Finance

    Securities and Exchange Commission